SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Constellium N.V.

(Name of Issuer)

Class A Ordinary Shares, nominal value €0.02

(Title of Class of Securities)

NN22035 104

(CUSIP Number)

John F. Hartigan, Esq.

Morgan, Lewis & Bockius LLP

300 S. Grand Avenue, 22nd Floor

Los Angeles, CA 90071

(213) 612-2500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 10, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. NN22035 104	13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Omega (Lux) S.à.r.l.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 0 shares of Class A ordinary shares

	9	Sole Dispositive Power

	10	Shared Dispositive Power 0 shares of Class A ordinary shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares of Class A ordinary shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person PN

CUSIP No. NN22035 104	13D

1	Name of Reporting Person I.R.S. Identification of Above Person AIF VII Euro Holdings, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 0 shares of Class A ordinary shares

	9	Sole Dispositive Power

	10	Shared Dispositive Power 0 shares of Class A ordinary shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares of Class A ordinary shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person PN

CUSIP No. NN22035 104	13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Advisors VII (EH), L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 0 shares of Class A ordinary shares

	9	Sole Dispositive Power

	10	Shared Dispositive Power 0 shares of Class A ordinary shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares of Class A ordinary shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person PN

CUSIP No. NN22035 104	13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Advisors VII (EH-GP), Ltd.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 0 shares of Class A ordinary shares

	9	Sole Dispositive Power

	10	Shared Dispositive Power 0 shares of Class A ordinary shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares of Class A ordinary shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person OO

CUSIP No. NN22035 104	13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Principal Holdings III, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 0 shares of Class A ordinary shares

	9	Sole Dispositive Power

	10	Shared Dispositive Power 0 shares of Class A ordinary shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares of Class A ordinary shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person PN

CUSIP No. NN22035 104	13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Principal Holdings III GP, Ltd.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 0 shares of Class A ordinary shares

	9	Sole Dispositive Power

	10	Shared Dispositive Power 0 shares of Class A ordinary shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares of Class A ordinary shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person OO

CUSIP No. NN22035 104	13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Management VII, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 0 shares of Class A ordinary shares

	9	Sole Dispositive Power

	10	Shared Dispositive Power 0 shares of Class A ordinary shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares of Class A ordinary shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person PN

CUSIP No. NN22035 104	13D

1	Name of Reporting Person I.R.S. Identification of Above Person AIF VII Management, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 0 shares of Class A ordinary shares

	9	Sole Dispositive Power

	10	Shared Dispositive Power 0 shares of Class A ordinary shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares of Class A ordinary shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person OO

CUSIP No. NN22035 104	13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Management, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 0 shares of Class A ordinary shares

	9	Sole Dispositive Power

	10	Shared Dispositive Power 0 shares of Class A ordinary shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares of Class A ordinary shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person PN

CUSIP No. NN22035 104	13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Management GP, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 0 shares of Class A ordinary shares

	9	Sole Dispositive Power

	10	Shared Dispositive Power 0 shares of Class A ordinary shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares of Class A ordinary shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person OO

CUSIP No. NN22035 104	13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Management Holdings, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 0 shares of Class A ordinary shares

	9	Sole Dispositive Power

	10	Shared Dispositive Power 0 shares of Class A ordinary shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares of Class A ordinary shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person PN

CUSIP No. NN22035 104	13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Management Holdings GP, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 0 shares of Class A ordinary shares

	9	Sole Dispositive Power

	10	Shared Dispositive Power 0 shares of Class A ordinary shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares of Class A ordinary shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person OO

This Amendment No. 2 to Schedule 13D is filed by:  (i) Apollo Omega (Lux) S.à.r.l., a private limited liability company incorporated under the laws of Luxembourg (“Apollo Omega”), (ii) AIF VII Euro Holdings, L.P., an exempted limited partnership registered in the Cayman Islands (“Euro Holdings”), (iii) Apollo Advisors VII (EH), L.P. (“Advisors VII (EH)”), an exempted limited partnership registered in the Cayman Islands, (iv) Apollo Advisors VII (EH-GP), Ltd. (“Advisors VII (EH-GP)”), an exempted company incorporated in the Cayman Islands with limited liability, (v) Apollo Principal Holdings III, L.P. (“Principal III”), an exempted limited partnership registered in the Cayman Islands, (vi) Apollo Principal Holdings III GP, Ltd. (“Principal III GP”), an exempted company incorporated in the Cayman Islands with limited liability, (vii) Apollo Management VII, L.P. (“Management VII”), a Delaware limited partnership, (viii) AIF VII Management, LLC (“AIF VII LLC”), a Delaware limited liability company, (ix) Apollo Management, L.P. (“Apollo Management”), a Delaware limited partnership, (x) Apollo Management GP, LLC (“Management GP”), a Delaware limited liability company, (xi) Apollo Management Holdings, L.P. (“Management Holdings”), a Delaware limited partnership, and (xii) Apollo Management Holdings GP, LLC (“Management Holdings GP”), a Delaware limited liability company, and supplements and amends the Statement on Schedule 13D filed on June 10, 2013, and Amendment No. 1 to Statement on Schedule 13D filed on February 12, 2014, with respect to the Class A ordinary shares, nominal value €0.02 (the “Ordinary Shares”), of Constellium N.V. (the “Issuer”).

Unless otherwise indicated, capitalized terms used but not otherwise defined herein shall have the meaning assigned to such terms in the Statement on Schedule 13D filed on June 10, 2013, as amended.

Responses to each item of this Amendment No. 2 to Statement on Schedule 13D are incorporated by reference into the response to each other item, as applicable.

Item 1.         Security and Issuer

Item 2.         Identity and Background

Item 3.         Source and Amount of Funds or Other Consideration

Item 4.         Purpose of Transaction

Item 5.         Interest in Securities of the Issuer

Item 5 is hereby amended and supplemented as follows:

On February 10, 2014, Apollo Omega sold 12,561,475 Ordinary Shares at a price of $27.48 per share, pursuant to an underwritten offering (the “Offering”), as discussed in the Issuer’s registration statement on Form F-1 (File No. 333-193583), filed with the Securities and Exchange Commission on January 27, 2014, as amended, the Rule 424(b)(4) Prospectus Supplement filed by the Issuer with the Securities and Exchange Commission on March 7, 2014, and the underwriting agreement dated as of March 5, 2014 (the “Underwriting Agreement”), among the Issuer, Apollo Omega and Goldman, Sachs & Co.  The closing of the sale occurred on March 10, 2014.  Following the sale of Ordinary Shares pursuant to the Underwriting Agreement, Apollo Omega no longer holds any Ordinary Shares.

Each of the Reporting Persons disclaims beneficial ownership of all of the Ordinary Shares included in this report, and the filing of this report shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

(a)  See also the information contained on the cover pages of this Amendment No. 2 to Statement on Schedule 13D which is incorporated herein by reference.  The percentage of Ordinary Shares beneficially owned by each Reporting Person is based on 104,076,718 outstanding Ordinary Shares of the Issuer as of January 27, 2014, as reported in the Issuer’s Rule 424(b)(4) Prospectus filed with the Securities and Exchange Commission on March 7, 2014.

(b)                                 See the information contained on the cover pages of this Amendment No. 2 to Statement on Schedule 13D, which is incorporated herein by reference.

(c)                                  There have been no reportable transactions with respect to the Ordinary Shares of the Issuer by the Reporting Persons since Amendment No. 1 to Schedule 13D was filed on February 12, 2014, other than as described in this Amendment No. 2 to Schedule 13D.

(d)                                 Not applicable.

(e)                                  March 10, 2014.  .

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented as follows:

Amended and Restated Shareholders Agreement

Following the sale of Ordinary Shares on February 10, 2014, under the terms of the Shareholders Agreement, Apollo Omega will no longer have the right to nominate any directors to the board of directors of the Issuer.

Underwriting Agreement

On March 5, 2014, the Issuer and Apollo Omega entered into the Underwriting Agreement with Goldman, Sachs & Co. (the “Underwriter”), with respect to the sale of 12,561,475 Ordinary Shares held by Apollo Omega.  Closing of the sale occurred on March 10, 2014.

Lock-Up Agreement

Item 7.         Material to Be Filed as Exhibits

Exhibit 1:                                           Form of Underwriting Agreement, by and among the Issuer, Apollo Omega and Goldman, Sachs & Co. (incorporated herein by reference to Exhibit 1.1 to the Issuer’s Registration Statement on Form F-1 filed with the Securities and Exchange Commission on January 27, 2014 (File No. 333-193583)).

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Dated: March 12, 2014

APOLLO OMEGA (LUX) S.À.R.L

	By:	AIF VII Euro Holdings, L.P.
its sole shareholder

		By:	Apollo Advisors VII (EH), L.P.
its general partner

			By:	Apollo Advisors VII (EH-GP), Ltd.
its general partner

				By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

AIF VII EURO HOLDINGS, L.P.

	By:	Apollo Advisors VII (EH), L.P.
its general partner

		By:	Apollo Advisors VII (EH-GP), Ltd.
its general partner

			By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

APOLLO ADVISORS VII (EH), L.P.

	By:	Apollo Advisors VII (EH-GP), Ltd.
its general partner

		By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

APOLLO ADVISORS VII (EH-GP), LTD.

By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

APOLLO PRINCIPAL HOLDINGS III, L.P.

By:	Apollo Principal Holdings III GP, Ltd.
its general partner

	By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

APOLLO PRINCIPAL HOLDINGS III GP, LTD.

By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

APOLLO MANAGEMENT VII, L.P.

By:	AIF VII Management, LLC
its general partner

	By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

AIF VII MANAGEMENT, LLC

By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

APOLLO MANAGEMENT, L.P.

By:	Apollo Management GP, LLC
its general partner

	By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

APOLLO MANAGEMENT GP, LLC

By:		/s/ Laurie D. Medley
Laurie D. Medley
Vice President

APOLLO MANAGEMENT HOLDINGS, L.P.

By:		Apollo Management Holdings GP, LLC
its general partner

	By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

APOLLO MANAGEMENT HOLDINGS GP, LLC

By:		/s/ Laurie D. Medley
Laurie D. Medley
Vice President